Opexa Therapeutics, Inc.
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

December 20, 2007

By Federal Express

Mr. Gregory S, Belliston
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Opexa Therapeutics, Inc.
Registration Statement on Form SB-2
Filed November 6, 2007
File No. 333-147167

Ladies and Gentlemen:

Set forth below are the responses of Opexa Therapeutics, Inc., a Texas corporation (“Opexa,” the “Company,” “we,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2007, with respect to Opexa’s Form SB-2 filed with the Commission on November 6, 2007, File No. 333-147167 (the “Registration Statement”).  For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.  The references to page numbers in the response to the Staff’s comments correspond to the pages in the Form SB-2 that the Company is filing today via EDGAR.

FORM SB-2 FILED NOVEMBER 6, 2007

General

1.           We note you have an open confidential treatment application. The processing of this application will need to be complete, and all comments will need to be resolved, prior to the effectiveness of the registration statement.

Response:

Our counsel has sent a letter accepting the time period limitation on the confidential treatment requested.  We believe this matter is now resolved.

2.           All comments related to the ongoing accounting review of your 2006 Form 10-K will need to be resolved prior to the effectiveness of this registration statement.

Response:

We have filed an amendment to our 2006 Form 10-K that resolved the accounting review.

Prospectus Cover Page

3.           We note you are registering the same number of shares and warrants. Please disclose whether you are offering these securities separately or together as units. If they will be sold as units, disclose whether the shares and warrants will be able to trade separately.

Response:

The shares and warrants are not being offered as units but as separate securities.  The underwriter will permit investors to purchase the shares and warrants separately.

4.           Please provide pricing information regarding the warrants and, if units will be offered, the units. The disclosure should comply with Item 501 (b)(3) of Regulation S-K and the corresponding instructions.

Response:

We have will provide the information required by Item 501(b)(3) of Regulation S-K in a subsequent amendment.

If you have any questions or comments concerning these responses, please call the undersigned at (281) 719-3421, or our legal counsel, Michael C. Blaney of Vinson & Elkins L.L.P. at (713) 758-3487.

Very truly yours,

/s/ Lynne Hohlfeld

Lynne Hohlfeld
Chief Financial Officer